

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE

June 30, 2006

Mail Stop 7010

*By U.S. Mail and facsimile to (604) 648-8902*

Lou Hilford
President and Chief Executive Officer
Kingston Mines Ltd.
106-1990 S.E. Kent Ave.
Vancouver, British Columbia V5P 4X5

> **Re:** **Kingston Mines Ltd.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed May 30, 2006**
> **File No. 333-133232**

Dear Mr. Hilford:

  We have reviewed your filing and have the following comments.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 5
If we cannot compete successfully for financing . . ., page 5

1. Please consider breaking out this discussion into two separate risk factors, one that more fully discusses the risks of competing for financing and another that informs investors of the significance of hiring and retaining highly qualified personnel. In that regard, we note your statement on pages 4 and 20 that you do not intend to hire any new employees for the next twelve months.

Since market factors in the mining business are out of our control . . ., page 5

2. Please expand your discussion under this risk factor to disclose how market fluctuations may affect the marketability of any commercially exploitable reserves of valuable minerals that may be discovered.  Similarly, please disclose with more specificity whether the risk associated with the proximity and capacity of natural resource markets and processing equipment varies depending upon the

particular mineral discovered, or whether this is a matter of the geographic location of your claim.

History of the Claims, page 14

3. Some of the terminology used in this section may be unfamiliar to investors and should be explained or otherwise revised. In particular, we note reference to "magnetite skarn" and "volcanogenic massive sulphide showings . . . ." Please similarly revise technical terms elsewhere in your prospectus. We note that the use of such terminology is particularly prevalent in your sections discussing Regional Geology, Property Geology, and Mineralization.

Management Experience, page 17

4. We note your response to comment 15 of our letter dated May 9, 2006. Please revise your disclosure to specify the "decisions and choices" your management may make that, if mistaken, could cause you to suffer irreparable harm. If material, please revise to include this information in your risk factor section.

Certain Relationships and Related Transactions, page 23

5. We note your response to comment 21 of our letter dated May 9, 2006. Please revise your disclosure in this section to identify Messrs. Hilford and Mills as promoters and provide, under this heading, each of the disclosures required by paragraph (d) to Item 404 of Regulation S-B or cross-reference where investors can find this information.

Plan of Distribution, page 24

6. We note your response to comment 22 of our letter dated May 9, 2006, as well as corresponding disclosure in the registration statement filed by Thrust Energy Corp. Please revise your prospectus to disclose the role played by Mr. Mills regarding the placement of securities of Thrust Energy Corp. In addition, please tell us the basis for your belief that neither Mr. Hilford nor Mr. Mills is acting as a broker-dealer within the meaning of Exchange Act Rule 3a4-1. We notetheir common control over Kingston Mines and Thrust Energy.

7. We note your response to comment 23 of our letter dated May 9, 2006. Please revise your prospectus to disclose your response. In addition, please confirm in your prospectus that every material engineering, geological or metallurgical report concerning your claims, including governmental reports known and available to you has been furnished to investors. Refer to instruction (c)(2) to Securities Act Industry Guide 7.

Available Information, page 28

8.  We note your response to comment 26 of our letter dated May 9, 2006.  Please tell us why you believe that you are subject to the informational requirements of the Securities Exchange Act of 1934.  We may have further comment based on your response.

Exhibit 5.1, Legal Opinion

9.  We note your response to comment 27 of our letter dated May 9, 2006.  The legal opinion presently states, inter alia, that the shares sold pursuant to the registration statement "will be, if and when issued and delivered upon full payment, duly and validly authorized and issued, as fully paid and non-assessable common shares in the capital of the company."  Please delete the word "as" from this statement so that it clearly opines that when sold, the shares will be legally issued, fully paid, and non-assessable, as required by Item 601(b)(5) of Regulation S-B.


As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or John Cash, Accounting Branch Chief, at (202) 551-3741 in you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions. Alternatively, you may contact me at (202) 551-3760.

                                        Sincerely,


                                        Pamela A. Long
                                        Assistant Director